Exhibit 99.1

Hanwha Q CELLS Announces Shareholder Resolutions Adopted at Annual General Meeting

SEOUL, South Korea, Dec. 29, 2015 — Hanwha Q CELLS Co. Ltd. (“Hanwha Q CELLS”) (NASDAQ: HQCL) today announced the shareholders resolutions adopted at its annual general meeting of shareholders (“AGM”) held in Seoul, Korea on December 29, 2015.

Hanwha Q CELLS’s shareholders adopted the following resolutions:

1.	As an ordinary resolution, that Dong Kwan Kim, who was elected by the directors of the Company as a director on February 23, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM, be approved, confirmed and ratified.

2.	As an ordinary resolution, that Andy Seung Deok Park, who was elected by the directors of the Company as a director on August 27, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM, be approved, confirmed and ratified.

3.	As an ordinary resolution, that Steve Seung Heon Kim, who was elected by the directors of the Company as a director on November 19, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from January 1, 2016, be approved, confirmed and ratified.

4.	As an ordinary resolution, that Richard Hyun Chul Chun, who was elected by the directors of the Company as a director on November 19, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from January 1, 2016, be approved, confirmed and ratified.

5.	As an ordinary resolution, that Ernst & Young Hua Ming be re-appointed as independent auditor of the Company for the year ending December 31, 2015, be approved, confirmed and ratified.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ: HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international production setup including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is in the unique position to flexibly address market needs globally, even including certain key markets with import tariffs, such as the USA and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the entire range of outstanding photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com/

For further information, please contact:

Paul Combs

V.P. of Investor Relations

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.